GTX, INC

17 W Pontotoc Ave, Ste 100

Memphis, Tennessee

May 3, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joseph McCann

         Jeff Gabor

Re:	GTx, Inc. Request for Acceleration of Effective Date

Registration Statement on Form S-4, as amended (File No. 333-230758)

Dear Mr. McCann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GTx, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 5:00 p.m. Eastern time, on May 7, 2019, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, the Company respectfully requests that it be notified orally to its legal counsel, Pia Kaur of Cooley LLP at (415) 693-2135, or, in her absence, Chadwick Mills of Cooley LLP at (650) 843-5654.

[Signature Page Follows]

Very truly yours,

GTx, Inc.

/s/ Jason T. Shackelford
By:	Jason T. Shackelford
Title:	Vice President, Finance and Accounting